Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO: ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED

Torino, Milano, 23rd March 2007 – Today’s Management Board has summoned the Ordinary and Extraordinary Shareholders’ Meeting of Intesa Sanpaolo which shall be held on 30th April 2007 on first call, on 2nd May 2007 on second call for the extraordinary part and on 3rd May 2007 on second call for the ordinary part and third call for the extraordinary part.

The agenda of the Ordinary Shareholders’ Meeting is the following:

1.          proposal for the allocation of net income relating to the financial statements as at 31st December 2006 and dividend distribution;

2.          authorisation for the purchase and disposal of own shares to serve incentive schemes in favour of employees of the Company and those of subsidiary companies;

3.          appointments of Supervisory Board members and related resolutions;

4.          resolutions upon insurance of civil responsibility of Supervisory Board Members;

5.          proposal for revising compensation of independent auditors Reconta Ernst & Young S.p.A..

The agenda of the Extraordinary Shareholders’ Meeting is the following:

1.          Change of the following articles of the Articles of Association: 7 (Shareholders’ Meeting), 17 (Powers of the Management Board), 18 (Chairman of the Management Board), 20 (Manager in charge of preparing the Company’s financial reports), 22 (Supervisory Board), 23 (Election of the Supervisory Board), 25 (Competence of the Supervisory Board), 30 (Accounting Control), to be adopted also in compliance with Law no. 262 of 28th December 2005 and Legislative Decree no. 303 of 29th December 2006 (the so-called Savings Law).

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com
www.intesasanpaolo.com